SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 21, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, April 21, 2021 regarding “First quarter report 2021”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: April 21, 2021

First quarter report 2021

Stockholm, April 21, 2021

First quarter highlights

•

Sales adjusted for comparable units and currency grew by 10% YoY despite SEK -1.6 b. lower IPR licensing revenues YoY and four of the five market areas showed double-digit growth. Reported sales were SEK 49.8 (49.8) b.

•	Gross margin excluding restructuring charges improved to 42.9% (40.4%) with margin improvements in all segments despite lower IPR licensing revenues. Reported gross margin improved to 42.8% (39.8%).

•

EBIT excluding restructuring charges improved to SEK 5.3 b. (10.7%) from SEK 4.6 b. (9.3%) YoY driven by Networks, more than offsetting the negative impact from lower IPR licensing revenues. Reported EBIT was SEK 5.3 (4.3) b.

•	Networks sales increased by 15% YoY, adjusted for comparable units and currency, driven by market share gains. Networks EBIT margin excluding restructuring charges was 19.9% (16.8%).

•	Reported net income was SEK 3.2 (2.3) b.

•	Free cash flow before M&A was SEK 1.6 (2.3) b. mainly impacted by lower incoming IPR payments. Net cash per March 31, 2021 was SEK 43.0 (38.4) b.

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020	QoQ change
Net sales	49.8	49.8	0%	69.6	-28%
Sales growth adj. for comparable units and currency ¹	—	—	10%	—	—
Gross margin ¹	42.8%	39.8%	—	40.6%	—
EBIT	5.3	4.3	22%	11.0	-52%
EBIT margin ¹	10.6%	8.7%	—	15.8%	—
Net income	3.2	2.3	39%	7.2	-56%
EPS diluted, SEK	0.96	0.65	48%	2.26	-58%
Measures excluding restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	42.9%	40.4%	—	40.6%	—
EBIT excluding restructuring charges	5.3	4.6	16%	11.0	-51%
EBIT margin excluding restructuring charges	10.7%	9.3%	—	15.8%	—
Free cash flow before M & A	1.6	2.3	-33%	12.8	-88%
Net cash, end of period	43.0	38.4	12%	41.9	3%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | First Quarter Report 2021

CEO comments

Our strategy, built on increased investments in R&D for technology and cost leadership, continued to bear fruit in the first quarter of 2021. We saw organic sales1 growth of 10%, primarily driven by market share gains in Networks. Adjusting for declining IPR revenues, organic sales1 growth was 14%. Gross margin2 improved to 42.9% (40.4%) YoY and margin increases in all segments more than offset lower IPR licensing revenues. Our EBIT margin2 increased to 10.7% despite significant investments in our business and headwind from currency. We are well positioned to take advantage of the continued market momentum with a competitive 5G product portfolio and cost structure.

Networks sales1 grew organically by 15%, despite a decline in IPR licensing revenues. This growth is reflecting continued high activity levels in all market areas, except in the Middle East and Africa. We continued to grow market share in the quarter with strong order intake. The gross margin2 for Q1 improved to 46.0% (44.6%). With proactive and continuous measures for supply chain resilience we have to date been able to manage the global semiconductors shortage situation without impact on our customer deliveries. Our increased R&D investments have accelerated product development, evidenced by our recently launched lightweight, energy-efficient Massive MIMO radios for 5G mid-band as well as the Cloud RAN portfolio. These are complementing our radio portfolio, giving customers more deployment options and are receiving good customer traction. We expect the overall market to develop favorably during 2021. We intend to continue to invest for market share gains as well as supply chain resilience during the rest of the year.

Digital Services shows good momentum in contract awards primarily in our cloud native 5G Core portfolio and continues to execute on the plan, visible in the gross margin2 increase to 43.6% (40.1%). Growing topline for Digital Services is a key driver, and it is encouraging to see sales1 growing 3% organically in the quarter, despite lower IPR licensing revenues as well as continued fall in the legacy portfolio. The EBIT loss in the quarter is a result of seasonally low sales, lower IPR licensing revenues and ongoing ramp-up in R&D investments. We will continue to invest in R&D for the new cloud native 5G Core portfolio and we will see initial deployment costs impacting 2021. However, we expect revenues from awarded 5G Core contracts to start late 2021 or early 2022. 2021 will be an investment year and a similar earnings level in Q2 as in Q1 is expected. We are confident that we are building a strong platform for Digital Services and the target to reach an EBIT margin2 of 4%-7% in 2022 remains.

Managed Services delivered a gross margin2 of 21.0% (20.6%) in the quarter. EBIT margin2 decreased to 8.1% (11.4%), including a one percentage point one-time negative impact related to an exit from a non-core business. Going forward, we continue to focus on further improving the margin profile based on increased R&D investments in automation and AI.

We are encouraged to see Cradlepoint, reported in segment Emerging Business and Other, developing according to plan.

IPR licensing revenues amounted to SEK 0.8 (2.5) b. in the quarter. The decline is mainly related to expired contracts pending renewal and lower volumes with one licensee. For the largest contract under renewal, both legal and negotiation processes are continuing.

Free cash flow before M&A amounted to SEK 1.6 (2.3) b. in the quarter. Normally the majority of the annual IPR licensing fees are received in Q1. Excluding the IPR impact, the cash flow improved significantly YoY as a result of improved earnings and continued working capital discipline. We are well positioned with a resilient balance sheet and a solid competitive position based on our 5G portfolio giving us the opportunity to further grow the company both organically and through acquisitions.

The ongoing global pandemic has fast-forwarded the digitalization of societies, placing a significant economic and social premium on high-quality network connectivity. A resilient global digital infrastructure is critical. We see positive signs of governments and enterprises increasingly recognizing 5G as a preferred choice for connectivity with accelerating deployment.

We continue to reinforce our strong commitment to ethics and compliance. We are further increasing our investments to strengthen our capabilities, and at the same time deploying new or revised processes and internal controls. A vital cornerstone is establishing a durable ethical culture built on individual accountability for responsible business practices. The ongoing independent monitorship is providing valuable contributions to achieving our ambition.

There is strong momentum in the global 5G demand with lead markets moving forward at high pace, creating opportunities for us to grow our core business. To that end we continue to invest in further strengthening our portfolio and growing our global footprint. The Enterprise opportunity, on the back of 5G and IoT, offers another attractive growth area. With the investments we are making in our business in 2021, we are creating a strong platform for the long term with strengthened competitiveness in the core business as well as in Enterprise applications.

Our number one priority is the safety, health and well-being of our colleagues, customers and partners. Thanks to the resilience of our outstanding employees working under challenging conditions during the pandemic, we have been able to deliver to customers and manage our operations without disruption.

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

[2]	Excluding restructuring charges

2 Ericsson | First Quarter Report 2021	CEO Comments

Financial highlights

Net sales development

SEK b.	Q1 2021	Q1 2020	YoY change	YoY adj.¹	Q4 2020	QoQ change
Networks	36.3	35.1	3%	15%	49.4	-27%
Digital Services	6.9	7.3	-6%	3%	12.7	-46%
Managed Services	4.9	5.7	-15%	-8%	5.8	-16%
Emerging Business and Other	1.7	1.6	11%	9%	1.7	0%
Total	49.8	49.8	0%	10%	69.6	-28%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales were SEK 49.8 b. Sales adjusted for comparable units and currency grew by 10%, with double-digit currency adjusted growth in four of the five market areas. Sales in the Middle East and Africa declined.

IPR licensing revenues decreased to SEK 0.8 (2.5) b. due to expired contracts being under renewal negotiations, lower volumes with one licensee and fluctuations in the timing of revenues in certain contracts. IPR licensing revenues accounted for 2% (5%) of total sales.

Networks sales adjusted for comparable units and currency increased by 15% YoY driven by growth in LTE and deployment of 5G across four of the five market areas. Networks accounted for 73% (71%) of total sales.

Digital Services sales adjusted for comparable units and currency grew by 3% YoY driven by packet core sales in Europe and in North America. Sales adjusted for currency increased in four of the five market areas. Digital Services share of total sales was 14% (15%).

Managed Services sales adjusted for comparable units and currency decreased by -8% YoY, mainly due to lower variable sales in a managed services contract in North America post the merger between two large operators. Managed Services share of total sales was 10% (11%).

Emerging Business and Other sales adjusted for comparable units and currency increased by 9%, driven by growth in Emerging Business. Emerging Business and Other share of total sales was 3% (3%).

Income and margin development

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020	QoQ change
Net sales	49.8	49.8	0%	69.6	-28%
Gross income	21.3	19.8	8%	28.3	-25%
Gross margin	42.8%	39.8%	—	40.6%	—
Research and development (R&D) expenses	-9.6	-9.1	—	-10.4	—
Selling and administrative expenses	-6.2	-6.2	—	-7.4	—
Impairment losses on trade receivables	-0.2	-0.2	—	0.3	—
Other operating income and expenses	0.0	0.1	-85%	0.4	-97%
EBIT	5.3	4.3	22%	11.0	-52%
of which Networks	7.2	5.8	24%	10.6	-32%
of which Digital Services	-1.5	-1.4	—	0.5	—
of which Managed Services	0.3	0.4	-23%	0.4	-22%
of which Emerging Business & Other	-0.8	-0.5	-	-0.5	-
EBIT margin	10.6%	8.7%	—	15.8%	—
Financial income and expenses, net	-0.5	-0.9	—	-0.1	—
Income tax	-1.6	-1.1	—	-3.7	—
Net income	3.2	2.3	39%	7.2	-56%
Restructuring charges	-0.1	-0.3	—	0.0	—
Measures excl. restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	42.9%	40.4%	—	40.6%	—
EBIT margin excluding restructuring charges	10.7%	9.3%	—	15.8%	—
EBITA excluding restructuring charges	5.6	4.9	14%	11.3	-50%
EBITA margin excluding restructuring charges	11.3%	9.9%	—	16.2%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Gross margin

Reported gross margin was 42.8% (39.8%). Gross margin excluding restructuring charges increased to 42.9% (40.4%) with margin improvements in all segments. Operational leverage contributed to the higher margins in Networks and in Digital Services. There was limited impact of critical contracts in Digital Services in Q1 2021 while the impact in Q1 2020 was SEK -0.2 b. Managed Services gross margin improved mainly as an effect of efficiency gains.

3 Ericsson | First Quarter Report 2021	Financial highlights

Sequentially, reported gross margin increased to 42.8% from 40.6%. Gross margin in Q1 was positively impacted by operational leverage and a favorable business mix in Networks and Digital Services.

Research and development (R&D) expenses

R&D expenses amounted to SEK -9.6 (-9.1) b. R&D expenses increased in Emerging Business and Other as a result of the acquisition of Cradlepoint and in Digital Services due to increased investments in the cloud native 5G portfolio.

Selling and administrative (SG&A) expenses

SG&A expenses remained flat YoY at SEK -6.2 b. Increased SG&A expenses in Emerging Business and Other, due to the acquisition of Cradlepoint, as well as higher expenses for the long-term variable compensation programs, were offset by lower discretionary spending in the other segments.

Revaluation of customer financing was SEK 0.1 (-0.3) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK -0.2 (-0.2) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.0 (0.1) b.

Share in earnings of JVs and associated companies was SEK -0.1 (-0.0) b.

Restructuring charges

Restructuring charges amounted to SEK -0.1 (-0.3) b.

EBIT

Reported EBIT improved to SEK 5.3 (4.3) b. YoY. EBIT excluding restructuring charges was SEK 5.3 (4.6) b. corresponding to an EBIT margin excluding restructuring charges of 10.7% (9.3%). The increase was mainly driven by the improved gross margin. The IPR contribution to EBIT decreased by SEK -1.7 b. due to lower revenues and increased litigation costs.

Sequentially, reported EBIT decreased to SEK 5.3 b. from SEK 11.0 b. due to seasonally lower sales, partly offset by an improved gross margin.

EBITA

Reported EBITA improved to SEK 5.5 (4.6) b. YoY. EBITA excluding restructuring charges was SEK 5.6 (4.9) b. corresponding to an EBITA margin excluding restructuring charges of 11.3% (9.9%).

Financial income and expenses, net

Reported financial net was SEK -0.5 (-0.9) b. The strengthened USD to SEK resulted in a negative currency hedge effect. The currency hedge effect was SEK -0.4 b. in the quarter compared with SEK -0.5 b. in Q1 2020.

Sequentially financial net declined to SEK -0.5 b. from SEK -0.1 b. with the currency hedge effect down from SEK 0.6 b. in the fourth quarter 2020. The USD strengthened against the SEK between December 31, 2020 (SEK/USD rate 8.19) and March 31, 2021 (SEK/USD rate 8.71).

Taxes

Taxes were SEK -1.6 (-1.1) b. The effective tax rate in Q1 was 33% compared with 34% in Q4 2020.

Net income

Net income improved to SEK 3.2 (2.3) b. and EPS diluted improved to SEK 0.96 (0.65) YoY driven by the stronger EBIT.

Employees

The number of employees on March 31, 2021, was 101,113 compared with 100,824 on December 31, 2020. The increase derives mainly from research and development.

4 Ericsson | First Quarter Report 2021	Financial highlights

Planning assumptions

Market related

•	The global RAN equipment market is estimated to grow by 3% in 2021, with Mainland China expected to grow by 4%, North America by 2% and Europe by 3%. Source: Dell’Oro Mobile RAN 5-year forecast report, Jan 2021.

Ericsson related

Net sales

•	Three-year average reported sales seasonality between Q1 and Q2 is +13%, however, with large variations depending on timing of deployments and currency impact.

•	See IPR comment in section “EBIT”.

Gross margin

•	Gross margin will vary by quarter depending on business mix and seasonality; thus, a rolling four quarter gross margin gives a more relevant view of the margin development.

•	Networks margins could be temporarily negatively impacted by a higher share of roll-out projects during the second quarter.

•	See IPR comment in section “EBIT”.

R&D and SG&A expenses

•	Operating expenses typically increase between Q1 and Q2 due to seasonality, however, with large variations.

EBIT

•	IPR: The first quarter revenues reflect the portfolio of contracts, until expired contracts are renewed. Related litigation costs represent a minor share of the overall impact on EBIT. The actual financial impact going forward will depend on timing as well as terms and conditions of new agreements.

•	Digital Services: 2021 will be an investment year and a similar earnings level in Q2 2021 as in Q1 2021 is expected.

Restructuring charges

•	Restructuring charges are estimated to be approximately 1% of sales per year on average.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

Cradlepoint

•	Cradlepoint is fully consolidated into segment Emerging Business and Other.

•	Group EBIT is expected to be negatively impacted by approximately -1 percentage point until the end of 2022.

5 Ericsson | First Quarter Report 2021	Planning assumptions

Market area sales

SEK b.	Q1 2021	Q1 2020	YoY change	YoY adj.¹	Q4 2020	QoQ change
South EastAsia, Oceania and India	6.7	5.9	13%	21%	9.7	-32%
North EastAsia	6.5	3.9	66%	78%	12.8	-49%
North America	17.1	17.9	-5%	10%	19.1	-11%
Europe and Latin America	12.6	12.2	3%	12%	17.1	-26%
Middle East and Africa	4.4	5.8	-25%	-16%	6.5	-33%
Other²	2.5	3.9	-37%	-	4.3	-42%
Total	49.8	49.8	0%	10%	69.6	-28%

1	Sales growth adjusted for currency.
2	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.
Sales	breakdown by market area by segment is available at the end of this report.
•	Strong currency adjusted growth in four of the five market areas.
•	Networks and Digital Services sales continued to grow in Europe driven by market share gains.
•	IPR licensing revenues decreased by SEK -1.6 b.

South East Asia, Oceania and India

Currency adjusted sales increased by 21% YoY. Sales increased YoY in Networks, driven by continued investments in LTE, primarily in India, and by 5G momentum, predominantly in Australia. Sales increased YoY in Digital Services due to timing of orders and project milestones. Managed Services sales increased YoY, mainly as a result of a new contract signed in second half of 2020. Reported sales increased by 13%.

North East Asia

Currency adjusted sales increased by 78% YoY. Networks and Digital Services sales grew in markets outside of Mainland China. Reported sales increased by 66%.

North America

Currency adjusted sales increased by 10% YoY. Sales growth was driven by strong demand for 5G solutions in Networks and for 5G Core and cloud native solutions in Digital Services. Managed Services sales decreased after the merger between two operators. Reported sales declined by -5%.

Europe and Latin America

Currency adjusted growth was 12% YoY. Sales continued to grow in Networks and in Digital Services in Europe as a result of market share gains, while sales decreased in Managed Services due to earlier decisions on contract exits. Currency adjusted sales growth in Europe was 15%. Currency adjusted sales in Latin America were flat, while reported sales declined by -17% due to macroeconomic conditions following COVID-19. Reported sales increased by 3%.

Middle East and Africa

Currency adjusted sales declined by -16% YoY. Sales declined YoY in Networks and Digital Services primarily due to timing of 5G investments in the Middle East and uncertain macroeconomic conditions in Africa, which are likely to prevail for some time. Managed Services sales were stable. Reported sales decreased by -25%.

Other

IPR licensing revenues decreased to SEK 0.8 (2.5) b. due to expired contracts under renewal negotiation, lower volumes with one licensee and fluctuations in the timing of revenues in certain contracts.

6 Ericsson | First Quarter Report 2021	Market area sales

Segment results

Segment Networks

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020
Net sales	36.3	35.1	3%	49.4
Of which IPR licensing revenues	0.72.0		-67%	2.1
Sales growth adj. for comparable units and FX	—	—	15%	—
Gross income	16.7	15.6	7%	21.4
Gross margin	46.1%	44.4%	—	43.4%
EBIT	7.2	5.8	24%	10.6
EBIT margin	20.0%	16.6%	—	21.5%
Restructuring charges	0.0	-0.1	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	46.0%	44.6%	—	43.5%
EBIT excl. restructuring charges	7.2	5.9	22%	10.6
EBIT margin excl. restructuring charges	19.9%	16.8%	—	21.5%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew 15% with double-digit growth in four of the five market areas.

•	Increased market share with notable customer wins in North America and Europe.

•	EBIT margin at 20%.

Net sales

Sales adjusted for comparable units and currency grew by 15% with double-digit growth in all market areas except in market area Middle East and Africa, where sales declined as an effect of lower operator capex levels due to the macroeconomic impact. Sales growth adjusted for the IPR impact and currency was 19%. Reported sales increased by 3% YoY.

Reported sales decreased by -27% QoQ, due to seasonally lower sales, lower IPR licensing revenues and a negative currency impact.

Gross margin

Reported gross margin increased to 46.1% (44.4%) YoY, as operational leverage and a lower share of services sales more than offset a lower contribution from IPR.

Reported gross margin increased QoQ to 46.1% from 43.4% with continued strong operational leverage and a favorable business mix.

EBIT

Reported EBIT increased to SEK 7.2 (5.8) b. YoY, with an increase in EBIT margin to 20.0% (16.6%). The increase was primarily driven by the improved gross income. Operating expenses decreased by SEK 0.3 b. to SEK -9.5 b. mainly due to a reduced risk provision for accounts receivables.

Reported EBIT decreased by SEK -3.4 b. sequentially, due to seasonally lower sales.

Net sales rolling four quarters were SEK 167.1 b. and EBIT margin rolling four quarters excluding restructuring charges was 19.7%.

Segment Digital Services

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020
Net sales	6.9	7.3	-6%	12.7
Of which IPR licensing revenues	0.10.4		-67%	0.5
Sales growth adj. for comparable units and FX	—		3%	—
Gross income	3.0	2.9	2%	5.2
Gross margin	43.5%	39.9%	—	40.9%
EBIT (loss)	-1.5	-1.4	—	0.5
EBIT margin	-22.0%	-19.3%	—	3.9%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	43.6%	40.1%	—	41.0%
EBIT excl. restructuring charges	-1.5	-1.4	—	0.5
EBIT margin excl. restructuring charges	-21.9%	-19.6%	—	3.8%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew 3% driven by packet core.

•	Currency adjusted growth in four of the five market areas.

•	Good traction in the new portfolio.

Net sales

Sales adjusted for comparable units and currency increased by 3% YoY, mainly driven by growth in packet core. Sales adjusted for currency grew in four of the five market areas. Sales growth adjusted for the IPR impact and currency was 7%. Reported sales decreased by -6% YoY.

Reported sales declined by -46% QoQ, due to seasonally lower sales, lower IPR licensing revenues and a negative currency impact.

Gross margin

Reported gross margin increased to 43.5% (39.9%) YoY supported by operational leverage. In addition, Q1 2020 was negatively impacted by SEK -0.2 b. from critical contracts, while such impact was limited in Q1 2021. Lower IPR licensing revenues impacted gross margin negatively.

Reported gross margin increased to 43.5% from 40.9% QoQ as a result of operational leverage and a favorable business mix.

EBIT (loss)

Reported EBIT was SEK -1.5 (-1.4) b. with an EBIT margin of                 -22.0% (-19.3%). Operating expenses increased by SEK -0.2 b. to SEK -4.5 b. mainly due to acceleration of R&D investments in the cloud native 5G portfolio.

Reported EBIT decreased by SEK -2.0 b. QoQ, due to seasonally lower sales.

Net sales rolling four quarters were SEK 36.9 b. and EBIT margin rolling four quarters excluding restructuring charges was -6.1%.

7 Ericsson | First Quarter Report 2021	Segment results

Segment Managed Services

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020
Net sales	4.9	5.7	-15%	5.8
Sales growth adj. for comparable units and FX	—		-8%	—
Gross income	0.9	0.9	1%	1.0
Gross margin	19.4%	16.3%	—	17.7%
EBIT	0.3	0.4	-23%	0.4
EBIT margin	6.4%	7.1%	—	6.9%
Restructuring charges	-0.1	-0.2	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	21.0%	20.6%	—	17.7%
EBIT excl. restructuring charges	0.4	0.7	-40%	0.4
EBIT margin excl. restructuring charges	8.1%	11.4%	—	6.9%

•	Sales declined YoY mainly due to lower variable sales in North America.

•	Further investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery.

Net sales

Sales adjusted for comparable units and currency decreased by -8% YoY, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators. Sales in Managed Services IT showed growth mainly in market areas South East Asia, Oceania and India and in North America. Reported sales declined by -15% YoY.

Gross margin

Reported gross margin increased to 19.4% (16.3%) YoY. Gross margin excluding restructuring charges increased to 21.0% (20.6%) YoY, mainly due to efficiency gains and higher variable sales.

Reported gross margin increased to 19.4% from 17.7% QoQ. Gross margin excluding restructuring charges increased to 21.0% from 17.7% QoQ, mainly due to seasonally lower costs.

EBIT

Reported EBIT was SEK 0.3 (0.4) b. EBIT margin excluding restructuring charges declined to 8.1% from 11.4%, mainly due to costs related to an exit from a non-core field services business in Italy, and lower sales. Adjusted for exit costs, EBIT margin excluding restructuring charges was 9.2%.

Reported EBIT excluding restructuring charges was stable at SEK 0.4 b. QoQ.

Restructuring charges in the quarter amounted to SEK -0.1 b.

Net sales rolling four quarters were SEK 21.8 b. and EBIT margin rolling four quarters excluding restructuring charges was 7.2%.

Segment Emerging Business and Other

SEK b.	Q1 2021	Q1 2020	YoY change	Q4 2020
Net sales	1.7	1.6	11%	1.7
Sales growth adj. for comparable units and FX	—	—	9%	—
Gross income	0.6	0.3	87%	0.6
Gross margin	36.6%	21.7%	—	35.3%
EBIT (loss)	-0.8	-0.5	—	-0.5
EBIT margin	-44.4%	-32.7%	—	-28.5%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	36.8%	21.9%	—	33.8%
EBIT (loss) excl. restructuring charges	-0.8	-0.5	—	-0.5
EBIT margin excl. restructuring charges	-43.7%	-32.7%	—	-29.3%

•	Continued sales and gross margin growth in Emerging Business, driven mainly by Cradlepoint.

•	Cradlepoint business developing according to plan.

Net sales

Sales in Emerging Business grew, driven mainly by the acquired Cradlepoint business. Sales adjusted for comparable units and currency increased by 9%. Reported sales increased by 11% YoY.

Gross margin

Reported gross margin increased to 36.6% (21.7%) YoY. Gross margin excluding restructuring charges increased to 36.8% (21.9%). The increase was driven by Media Solutions legacy business one-time impact and Cradlepoint.

Reported gross margin increased to 36.6% from 35.3% QoQ. Gross margin excluding restructuring charges increased to 36.8% from 33.8% QoQ. The improvement was mainly driven by a one-time impact in the Media Solutions legacy business.

EBIT (loss)

Reported EBIT (loss) was SEK -0.8 (-0.5) b. Operating expenses increased mainly due to amortization of intangibles and investments in expansion of the Cradlepoint business.

Net sales rolling four quarters were SEK 6.7 b. and EBIT margin rolling four quarters excluding restructuring charges was -35.5%.

8 Ericsson | First Quarter Report 2021	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q 1 2021	Q 1 2020	Q 4 2020
EBIT excl. restructuring charges	5.3	4.6	11.0

Depreciation, amortization and impairment losses	1.9	2.1	2.3

Restructuring charges	-0.1	-0.3	0.0

Changes in working capital1)	-3.9	-0.2	1.3

Interest paid/received, taxes paid, and other	-0.1	-1.9	-0.7

Cash flow from operating activities	3.2	4.3	13.9

Capex net and other investing activities	-1.1	-1.4	-0.5

Repayment of lease liabilities	-0.5	-0.6	-0.6

Free cash flow before M&A	1.6	2.3	12.8

M&A	0.0	-0.2	-9.3

Free cash flow after M&A	1.6	2.1	3.5

Cash flow from operating activities	3.2	4.3	13.9
Cash flow from investing activities	-0.9	-5.0	-8.6
Cash flow from financing activities	-6.2	1.4	-8.5

SEK b.	Mar 31 2021	Mar 31 2020	Dec 31 2020
Gross cash	68.6	79.5	72.0

– Borrowings, current	2.4	17.8	7.9
– Borrowings, non-current	23.3	23.4	22.2

Net cash	43.0	38.4	41.9

Equity	88.1	79.1	85.2
Total assets	270.3	292.3	271.5
Capital turnover (times)	1.3	1.2	1.4
Return on capital employed (%)	13.3%	10.2%	17.0%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets
•	Free cash flow before M&A was SEK 1.6 (2.3) b. mainly impacted by lower incoming IPR payments.

•	Strongest Q1 Free cash flow before M&A, adjusted for IPR incoming payments since 2014.

Cash flow from operating activities

Reported cash flow from operating activities was SEK 3.2 (4.3) b. in the quarter. Cash flow from operating activities adjusted for IPR incoming payments improved YoY. Cash flow was supported by continued business momentum and increased profit, partly offset by an increase in net operating assets, which resulted in a negative cash flow impact of SEK -3.9 b. Key movements in net operating assets include a decrease in trade payables and an increase in inventory, with a negative cash flow impact of SEK -4.1 b. and SEK -1.2 b. respectively, as a result of the strategy to increase supply chain resilience within Networks. Trade receivables and contract assets decreased and had a combined positive cash flow impact of SEK 2.0 b. attributed to normal seasonality after strong Q4 sales. Contract liabilities, partly related to customer contracts, increased with a positive cash flow impact of SEK 4.5 b. Taxes paid/received was SEK 0.2 b. in the quarter primarily due to tax refund in India.

Free cash flow

Free cash flow before M&A was SEK 1.6 (2.3) b. in the quarter and SEK 21.5 b., or 9.3% in relation to sales, on a rolling 12 months basis. The decrease in the quarter was mainly driven by lower cash flow from operating activities with lower incoming IPR payments. Capex net and other investing activities was SEK -1.1 (-1.4) b. and primarily related to 5G in Networks.

Repayments of lease liabilities were SEK -0.5 (-0.6) b. and are mainly related to property leases. There were limited M&A activities in the quarter. Free cash flow after M&A was SEK 1.6 (2.1) b.

Cash flow from investing and financing activities

Reported cash flow from investing activities was SEK -0.9 (-5.0) b. The YoY change is mainly related to interest-bearing securities.

Reported cash flow from financing activities was SEK -6.2 (1.4) b. including repayments of lease liabilities and of a EUR -500 m. bond (SEK -5.1 b.) that matured in March 2021.

Financial position

Net cash improved QoQ to SEK 43.0 b. from SEK 41.9 b. due to the positive cash flow. Current borrowings decreased from SEK 7.9 b. to SEK 2.4 b., primarily due to repayment of a EUR -500 m (SEK -5.1 b.) bond. Gross cash declined from SEK 72.0 b. to SEK 68.6 b. QoQ. The average maturity of long-term borrowings was 3.0 years as of March 31, 2021, an increase from 2.4 years 12 months earlier.

Liabilities for post-employment benefits decreased in the quarter, to SEK 31.9 b. from SEK 37.4 b., mainly as a result of higher interest rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the Swedish government bond yield-curve. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 17.0 b. (SEK 14.9 b. lower than current DBO).

Return on capital employed (ROCE) was 13.3% (10.2%), as a result of improved profitability.

9 Ericsson | First Quarter Report 2021	Cash flow and financial position

Parent Company

Income after financial items January—March 2021 was SEK 0.8 (1.0) b. At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 53.1 (65.1) b.

There was an increase in intercompany lending of SEK 1.0 b. and in intercompany borrowing of SEK 0.7 b. in the first quarter. In the quarter, a dividend of SEK 6.7 b. was recognized, after decision by the Annual General Meeting on the 30th of March.

The first of two equal dividend payouts was made in the first week of April. The second payout will be in October.

The holding of treasury stock on March 31, 2021 was 6,043,960 Class B shares.

10 Ericsson | First Quarter Report 2021	Parent Company

Other information

Litigation with Samsung

Ericsson and Samsung were not able to renew the patent license agreement before expiry on December 31, 2020.

On December 11, 2020, Ericsson filed a lawsuit in the US District Court for the Eastern District of Texas, against Samsung, for violating contractual commitments to negotiate in good faith and to license patents on Fair, Reasonable and Non-Discriminatory (FRAND) terms and conditions. In addition, Ericsson also sought to obtain a ruling by the court that it had complied with its own FRAND commitments. The lawsuit was later amended to include claims of patent infringement against Samsung.

On December 17, 2020, Samsung informed Ericsson that it had filed suit in Wuhan, China, on December 7, 2020, seeking rate setting for Ericsson’s 4G & 5G standard essential patents.

On January 1, 2021 Ericsson filed a patent infringement case in the US District Court for the Eastern District of Texas against Samsung.

On January 4, 2021, Ericsson filed a complaint at the US International Trade Commission (ITC) as well as in Düsseldorf, Mannheim, and Munich Regional Courts in Germany, the District Court of the Hague in The Netherlands, and the Enterprise Court of Brussels in Belgium asserting infringement of patents by Samsung.

On January 7, 2021, Samsung asserted patent infringement claims against Ericsson in a complaint at the US ITC as well as in counter claims in the US District Court for the Eastern District of Texas.

On January 15, 2021, Ericsson filed an additional US ITC Action and a case in the US District Court for the Eastern District of Texas against Samsung for patent infringement.

On February 4, 2021, Samsung filed additional complaints at the ITC and in the U.S. District Court for the Eastern District of Texas against Ericsson for patent infringement.

On February 15, 2021, Ericsson filed additional complaints asserting claims of patent infringement against Samsung in the Mannheim and Munich Regional Courts in Germany, the District Court of the Hague in The Netherlands, the Enterprise Court of Brussels in Belgium, and the Patents Court of the United Kingdom.

On February 19, 2021, Samsung asserted patent infringement claims against Ericsson in complaints filed in the Paris First Instance Court in France; Düsseldorf, Mannheim, and Munich Regional Courts in Germany; the District Court of the Hague in The Netherlands; and the Enterprise Court of Brussels in Belgium.

The legal and negotiation processes are continuing. In the context of the various court proceedings, the parties are involved in filing and contesting various pre-trial motions and related court awards, including as to venue. The filing of multiple lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.

Resolutions at the Annual General Meeting of shareholders 2021 (AGM)

On March 30, 2021, Ericsson held its AGM. Due to the COVID-19 pandemic, the AGM was conducted without the physical presence of shareholders, representatives and third parties and the shareholders were able to exercise their voting rights only by post before the meeting.

The AGM resolved to adopt the profit and loss statements and the balance sheets. The proposed dividend of SEK 2.00 per share was approved by the AGM. The dividend was to be paid in two installments, SEK 1.00 per share with the record date Thursday, April 1, 2021, and SEK 1.00 per share with the record date Friday, October 1, 2021. The Board of Director’s remuneration report for 2020 was approved.

The AGM elected Board members and resolved on fees to the Board of Directors, in accordance with the proposal of the Nomination Committee. Ronnie Leten was re-elected as Chair of the Board and Jon Fredrik Baksaas, Jan Carlson, Nora Denzel, Börje Ekholm, Eric A. Elzvik, Kurt Jofs, Ronnie Leten, Kristin S. Rinne, Helena Stjernholm and Jacob Wallenberg were re-elected as Board members. It was also noted that the unions have appointed Torbjörn Nyman, Anders Ripa and Kjell-Åke Soting as employee representatives on the Board with Per Holmberg, Ulf Rosberg and Loredana Roslund as deputies.

The AGM elected Deloitte AB as auditor for the period up until the end of the AGM 2022.

The AGM resolved to amend the articles of association in accordance with the Board of Directors’ proposal in order to facilitate and increase the flexibility in conducting General Meetings of shareholders, including through introducing a possibility of postal voting.

In accordance with the Board of Directors’ proposals, the AGM resolved on implementation of a Long-Term Variable compensation program (LTV) 2021 for the members of the Executive Team (currently 15 individuals), comprising a maximum of 2.1 million Class B shares in Ericsson.

11 Ericsson | First Quarter Report 2021	Other information

COVID-19 update

The circumstances continuously evolve with regard to the impact of the COVID-19 pandemic. As always, the well-being of Ericsson’s employees remains the priority and guides decision-making.

The company is optimistic that 2021 could be the start of the end of the pandemic. However, with an increasing infection rate in some of Ericsson’s markets, there is an increased risk for negative impact and disturbances in the Company’s operations, including in network deployments in those markets, impacting corresponding revenues.

It will take time before the full effects of vaccinations are known. Therefore, Ericsson has decided that working from home will continue for the majority of employees throughout 2021.

The company is continuously monitoring the situation and this decision will be impacted by access to vaccinations, testing and treatment. This means that:

•	Travel restrictions for non-critical cross-border business travel will remain throughout 2021.

•	Event restrictions are also extended accordingly for the same time period.

•	The requirement to wear a face mask in all offices and locations remains until further notice.

Employees working from home are offered the possibility to buy office furniture for their home office environment, funded by the Company. In preparation for a gradual return to the office, our Workplace of the Future program planning continues to enable future flexibility to work remotely and to increase opportunities to connect and collaborate in the office when deemed safe to do so. Work-life aspects such as culture, ways of working, well-being, digital tools and impact for leaders are also included in the program scope.

The Company decided early on not to apply for any pandemic-related government financial support. We continue to operate efficiently and profitably and believe that tax-payers’ money is better used to target the health and economic effects of COVID-19. The proactive approach to business continuity management in full alignment with customers at the beginning of the pandemic continues to pay off. Quality in Ericsson’s operations and customers´ networks are maintained. The dual mode production strategy and regionalized supply chains make it possible to keep the supply chain operational.

POST-CLOSING EVENTS

Ericsson’s Nomination Committee appointed

On April 19, 2021, Ericsson’s Nomination Committee for the Annual General Meeting 2022 was appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB (Chair)

•	Karl Åberg, AB Industrivärden

•	Anders Oscarsson, AMF – Försäkring och Fonder

•	Jonas Synnergren, Cevian Capital Partners Limited

•	Ronnie Leten, the Chair of the Board of Directors.

12 Ericsson | First Quarter Report 2021	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2020. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as for example the one caused by the novel Coronavirus, COVID-19, could severely impact our local and global operations

The COVID-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods, as well as having major parts of the workforce working remotely. With an increasing infection rate in some of Ericsson’s markets, there is an increased risk for negative impact and disturbances in the Company’s operations, including in network deployments in those markets, impacting corresponding revenues. As previously mentioned, disturbances from the pandemic may have material adverse effects on our business and financial position.

Stockholm, April 21, 2021

Telefonaktiebolaget LM Ericsson (publ)

Börje Ekholm, President and CEO

Corporate Reg. No. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors.

Date for next report: July 16, 2021

13 Ericsson | First Quarter Report 2021	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on April 21, 2021.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone: +46 70 267 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

14 Ericsson | First Quarter Report 2021	Editor’s note

Forward-looking statements

This report includes forward‐looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2020.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation

15 Ericsson | First Quarter Report 2021	Forward-looking statements

Financial statements and other information

16 Ericsson | First Quarter Report 2021	Financial statements and other Information

Financial statements (unaudited)

Condensed consolidated income statement

	Q1			Jan-M ar	Jan-Dec
SEK m illion	Note	2021	2020	Change	2020
Net sales	3	49,778	49,750	0%	232,390
Cost of sales		-28,483	-29,962	-5%	-138,666

Gross income	3	21,295	19,788	8%	93,724

Research and development expenses		-9,576	-9,145	5%	-39,714
Selling and administrative expenses		-6,188	-6,238	-1%	-26,684
Impairment losses on trade receivables		-212	-160	33%	118

Operating expenses		-15,976	-15,543	3%	-66,280

Other operating income and expenses		13	89	-85%	662
Share in earnings of JV and associated companies		-71	-28	154%	-298

Earnings before financial items and income tax (EBIT)	3	5,261	4,306	22%	27,808

Financial income and expenses, net		-533	-902	-41%	-596

Income after financial items		4,728	3,404	39%	27,212

Income tax		-1,560	-1,124	39%	-9,589

Net incom e		3,168	2,280	39%	17,623

Net income (loss) attributable to:
Owners of the Parent Company		3,187	2,156		17,483
Non-controlling interests		-19	124		140
Other information
Average number of shares, basic (million)	8	3,328	3,317		3,323
Earnings per share, basic (SEK) ¹â¾		0.96	0.65		5.26
Earnings per share, diluted (SEK) ²â¾		0.96	0.65		5.26

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q1		Jan-Dec
SEK m illion	2021	2020	2020
Net income	3,168	2,280	17,623
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl.asset ceiling	6,046	-4,683	-4,618
Revaluation of borrowings due to change in creditrisk	-55	1,725	99
Tax on items that will not be reclassified to profit or loss	-1,233	705	880
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	-31	-241	136
Reclassification adjustments on gains/ losses included in profit or loss	-24	70	281
Translation reserves
Changes in translation reserves	1,721	2,211	-5,376
Reclassification to profit and loss	—	—	124
Share of other comprehensive income (loss) of JV and associated companies	35	88	-81
Tax on items that have been or may be reclassified to profit or loss	11	35	-86

Total other comprehensive income, net of tax	6,470	-90	-8,641

Total comprehensive incom e	9,638	2,190	8,982

Total comprehensive income attributable to:
Owners of the Parent Company	9,755	2,162	8,787
Non-controlling interests	-117	28	195

17 Ericsson | First Quarter Report 2021	Financial statements

Condensed consolidated balance sheet

	Mar31		Dec31
SEK m illion	Note	2021	2020
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,875	3,857
Goodwill		36,659	34,945
Intellectual property rights, brands and other intangible assets		4,623	4,805
Property, plantand equipment		13,735	13,383
Right-of-use assets		8,137	7,980
Financial assets
Equity in JV and associated companies		1,232	1,274
Other investments in shares and participations	51,541		1,519
Customer finance, non-current	5	840	1,221
Interest-bearing securities, non-current	5	23,477	21,613
Other financial assets, non-current	54,816		4,842
Deferred tax assets		25,079	26,296

		124,014	121,735

Current assets
Inventories		30,250	28,097
Contract assets		11,853	11,273
Trade receivables	5	42,068	42,063
Customer finance, current	5	2,183	1,916
Other current receivables		14,809	16,014
Interest-bearing securities, current	5	4,599	6,820
Cash and cash equivalents	5	40,543	43,612
		146,305	149,795

Total assets		270,319	271,530

Equity and liabilities
Equity
Stockholders’ equity		89,782	86,674
Non-controlling interestin equity of subsidiaries		-1,658	-1,497

		88,124	85,177

Non-current liabilities
Post-employment benefits		31,876	37,353
Provisions,non-current	4	2,337	2,886
Deferred tax liabilities		1,049	1,089
Borrowings, non-current	5	23,299	22,218
Lease liabilities,non-current		7,313	7,104
Other non-current liabilities		1,326	1,383

		67,200	72,033

Current liabilities
Provisions, current	4	8,708	7,580
Borrowings, current	5	2,353	7,942
Lease liabilities, current		2,223	2,196
Contract liabilities		32,054	26,440
Trade payables	5	29,135	31,988
Other current liabilities		40,522	38,174
		114,995	114,320

Total equity and liabilities		270,319	271,530

18 Ericsson | First Quarter Report 2021	Financial statements

Condensed consolidated statement of cash flows

	Q1			Jan-Dec
SEK m illion	Note	2021	2020	2020
Operating activities
Net income		3,168	2,280	17,623
Adjustments for
Taxes		1,584	1,237	10,436
Earnings/ dividends in JV and associated companies		76	30	374
Depreciation, amortization and impairment losses	61,935		2,120	8,674
Other		143	792	447

		6,906	6,459	37,554

Changesin operating netassets
Inventories		-1,235	-538	384
Custom erfinance, currentand non-current		219	817	370
Trade receivables and contract assets		1,979	5,559	-3,185
Trade payables		-4,112	-2,176	4,303
Provisions and post-employment benefits		523	218	-2,669
Contract liabilities		4,454	3,987	-560
Other operating assets and liabilities,net		-5,681	-8,109	-2,280

		-3,853	-242	-3,637

Interest received		242	132	763
Interest paid		-292	-390	-1,434
Taxes paid/received		202	-1,657	-4,313

Cash flow from operating activities		3,205	4,302	28,933

Investing activities
Investm entsin property,plantand equipm ent	6	-915	-1,113	-4,493
Sales of property, plantand equipm ent		24	26	254
Acquisitions/divestments of subsidiaries and other operations, net¹¾		5	-208	-9,598
Product developm ent	6	-204	-262	-817
Other investing activities		-5	-42	801
Interest-bearing securities		161	-3,432	-1,348

Cash flow from investing activities		-934	-5,031	-15,201

Financing activities
Proceeds from issuance of long-term debt		77	344	3,219
Repayment of long-term debt		-5,242	-291	-9,031
Dividends paid		-5	-9	-5,996
Repayment of lease liabilities		-548	-596	-2,417
Other financing activities		-449	1,983	1,733

Cash flow from financing activities		-6,167	1,431	-12,492

Effect of exchange rate changes on cash		827	2,566	-2,707

Net change in cash and cash equivalents		-3,069	3,268	-1,467

Cash and cash equivalents, beginning of period		43,612	45,079	45,079

Cash and cash equivalents, end of period		40,543	48,347	43,612

1)	Includes acquisition of Cradlepoint of SEK -9.5 b. in 2020.

19 Ericsson | First Quarter Report 2021	Condensed consolidated statement of cash flows

Condensed consolidated statement of changes in equity

	Jan-M ar		Jan-Dec
SEK million	2021	2020	2020
Opening balance	85,177	81,878	81,878
Total comprehensive incom e	9,638	2,190	8,982
Sale/repurchase of own shares	—	43	163
Long-term variable compensation plans	21	54	150
Dividends to shareholders¹¾	-6,712	-5,053	-5,996
Transactions ith non-controlling interests	—	1	—

Closing balance	88,124	79,113	85,177

1)	Includes accrual of SEK 6,668 (4,978) million in Jan-Mar for the dividend approved by the Annual General Meeting on March 30, 2021 (March 31, 2020).

Condensed consolidated income statement – isolated quarters

	2021		2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	49,778	69,590	57,472	55,578	49,750
Cost of sales	-28,483	-41,333	-32,710	-34,661	-29,962

Gross incom e	21,295	28,257	24,762	20,917	19,788

Research and development expenses	-9,576	-10,433	-10,101	-10,035	-9,145
Selling and administrative expenses	-6,188	-7,402	-5,992	-7,052	-6,238
Impairment losses on trade receivables	-212	264	-28	42	-160

Operating expenses	-15,976	-17,571	-16,121	-17,045	-15,543

Otheroperating income and expenses	13	381	61	131	89
Share in earnings of JV and associated companies	-71	-59	-59	-152	-28

Earnings before financial items and income tax (EBIT)	5,261	11,008	8,643	3,851	4,306

Financial income and expenses, net	-533	-95	109	292	-902

Income after financial items	4,728	10,913	8,752	4,143	3,404

Income tax	-1,560	-3,721	-3,186	-1,558	-1,124

Net incom e	3,168	7,192	5,566	2,585	2,280

Net income (loss) attributable to:
Owners of the Parent Company	3,187	7,522	5,353	2,452	2,156
Non-controlling interests	-19	-330	213	133	124
Otherinform ation
Average number of shares, basic (million)	3,328	3,328	3,326	3,322	3,317
Earnings per share, basic (SEK) ¹)	0.96	2.26	1.61	0.74	0.65
Earnings per share, diluted (SEK) ² )	0.96	2.26	1.61	0.74	0.65

1)	Based on net income attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

20 Ericsson | First Quarter Report 2021	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2021	2020
Isolated quarters,SEK m illion	Q1	Q4	Q3	Q2	Q1
Operating activities
Netincom e	3,168	7,192	5,566	2,585	2,280
Adjustm entsfor
Taxes	1,584	3,846	3,482	1,871	1,237
Earnings/ dividends in JV and associated companies	76	115	74	155	30
Depreciation, amortization and impairment losses	1,935	2,293	2,105	2,156	2,120
Other	143	190	-320	-215	792

	6,906	13,636	10,907	6,552	6,459

Changesin operating netassets
Inventories	-1,235	3,753	-1,578	-1,253	-538
Custom erfinance,currentand non-current	219	-119	-635	307	817
Trade receivablesand contractassets	1,979	-7,231	-1,513	0	5,559
Trade payables	-4,112	2,999	-624	4,104	-2,176
Provisionsand post-em ploym entbenefits	523	199	-1,897	-1,189	218
Contractliabilities	4,454	-2,046	-1,501	-1,000	3,987
Otheroperating assetsand liabilities,net	-5,681	3,768	3,228	-1,167	-8,109

	-3,853	1,323	-4,520	-198	-242

Interestreceived	242	188	96	347	132
Interestpaid	-292	-344	-187	-513	-390
Taxespaid/received	202	-900	-1,017	-739	-1,657

Cash flow from operating activities	3,205	13,903	5,279	5,449	4,302

Investing activities
Investm entsinproperty,plantand equipm ent	-915	-1,090	-963	-1,327	-1,113
Salesofproperty,plantand equipm ent	24	104	55	69	26
Acquisitions/divestm entsofsubs.and otheroperations,net¹â¾	5	-9,256	-89	-45	-208
Productdevelopm ent	-204	-177	-167	-211	-262
Otherinvesting activities	-5	668	301	-126	-42
Interest-bearing securities	161	1,189	-246	1,141	-3,432

Cash flow from investing activities	-934	-8,562	-1,109	-499	-5,031

Financing activities
Proceeds from issuance of long-term debt	77	2,213	83	579	344
Repaymentoflong-term debt	-5,242	-8,036	-160	-544	-291
Dividendspaid	-5	-3,456	-42	-2,489	-9
Repaym entoflease liabilities	-548	-636	-567	-618	-596
Otherfinancing activities	-449	1,436	-200	-1,486	1,983

Cash flow from financing activities	-6,167	-8,479	-886	-4,558	1,431

Effect of exchange rate changeson cash	827	-2,024	-165	-3,084	2,566

Net change in cash and cash equivalents	-3,069	-5,162	3,119	-2,692	3,268

Cash and cash equivalents,beginning ofperiod	43,612	48,774	45,655	48,347	45,079

Cash and cash equivalents,end ofperiod	40,543	43,612	48,774	45,655	48,347

1)	Includes acquisition of Cradlepoint of SEK -9.5 b. in Q4 2020.

21 Ericsson | First Quarter Report 2021	Financial statements

Condensed Parent Company income statement

	Q1		Jan-Dec
SEK m illion	2021	2020	2020
Net sales	—	—	—
Cost of sales	—	—	—
Gross income	—	—	—
Operating expenses	-173	-251	-1,378
Other operating income and expenses	614	580	2,866

EBIT	441	329	1,488

Financial net	352	693	6,845

Income after financial item s	793	1,022	8,333

Transfers to (-)/from untaxed reserves	—	—	-1,540
Income tax	-126	-174	-408

Net incom e	667	848	6,385

Condensed Parent Company statement of comprehensive income (loss)

	Q1		Jan-Dec
SEK m illion	2021	2020	2020
Netincom e	667	848	6,385
Revaluation of borrowings due to change in creditrisk	-55	1,725	99
Tax on items that will not be reclassified to profit or loss	11	-355	-20
Other comprehensive income, net of tax	-44	1,370	79

Total comprehensive income	623	2,218	6,464

22 Ericsson | First Quarter Report 2020	Financial statements

Condensed Parent Company balance sheet

	Mar31	Dec31
SEK m illion	2021	2020
Assets
Fixed assets
Intangibleassets	19	26
Tangibleassets	461	460
Financialassets¹â¾	112,737	104,989

	113,217	105,475

Currentassets
Receivables	24,611	30,230
Short-term investm ents	4,337	6,621
Cash and cash equivalents	25,262	28,775

	54,210	65,626

Totalassets	167,427	171,101

Stockholders’equity,provisionsand liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	27,888	33,915
	76,052	82,079
Provisions	336	343
Non-currentliabilities	23,135	22,111
Currentliabilities	67,904	66,568

Totalstockholders’equity,provisionsand liabilities	167,427	171,101

Of which interest-bearing securities, non-current	23,454	21,597

23 Ericsson | First Quarter Report 2021	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended March 31, 2021, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2020 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2021 that are estimated to have a material impact on the result and financial position of the Company.

Changes applied in Q1 2021

- Change in name from Operating income to EBIT

Operating income has been renamed as EBIT (Earnings before financial items and income tax) and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remains unchanged.

- Changes in presentation of cash flow statement

From Q1 2021, interests and tax cash flows are presented as a separate section within the “Cash flow from operating activities”. Previously, interests and tax cash flows were subsumed within various lines in the sections “Adjustments to reconcile net income to cash” and “Changes in operating net assets”, and only disclosed in note H3 “Statement of cash flow” of the Annual Report. All prior quarters in 2020 have been restated with this new section and other sections adjusted accordingly. There is no impact on Cash flows from operating activities for all periods in 2020.

From Q1 2021, the condensed consolidated statement of cash flow in the interim report is expanded to show “Proceeds from issuance of borrowings” and “Repayment of borrowings” separately. The Company also decided to present the net movements in collaterals received from CSA agreements and bank borrowings less than 3 months (used for short term liquidity purposes) as “Other financing activities” as these balances fluctuate over a short duration, therefore it is neither practical nor useful to present their gross movements on the cash flow statement.

The prior quarters in 2020 have been restated accordingly. This resulted in a reclassification between the lines “Proceeds from issuance of borrowings”, “Repayment of borrowings” and “Other financing activities” compared to the full year cash flow statement in the 2020 Annual Report. The Cash flow from financing activities remained unchanged for all periods in 2020.

Note 2 – Critical accounting estimates and judgements

COVID-19 impacts on the Financial statements

As noted in the previous interim reports in 2020, the COVID-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments worldwide has reduced government bond yields and resulted in the significant movement in the capital and equity markets throughout 2020.

As the global economy continues to recover in Q1 2021, government bond yields and corporate bond yields increased to almost the pre-pandemic levels. The increase in government bond yields in Sweden, and corporate bond yields in US and UK resulted in a significant decrease in the net pensions liability.

The Company continually assesses the business performance and profitability for changes in expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired. The Company also monitors customer collections trends for changes in current and future conditions that may impact the expected credit losses model for trade receivables. At Q1 2021, the Company concluded there is no evidence of material changes to recoverability risk of business assets, including deferred tax assets and trade receivables.

24 Ericsson | First Quarter Report 2021	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2021	2020
Isolated quarters, SEK million	Q1	Q4		Q3	Q2	Q1
Networks	36,274	49,366		41,659	39,827	35,126
Of which Products	27,495	37,523		30,992	28,966	24,748
Of which Services	8,779	11,843		10,667	10,861	10,378
Digital Services	6,898	12,671		8,733	8,575	7,345
Of which Products	3,581	7,430		4,621	4,598	3,798
Of which Services	3,317	5,241		4,112	3,977	3,547
Managed Services	4,865	5,815		5,498	5,573	5,714
Emerging Business and Other	1,741	1,738		1,582	1,603	1,565

Total	49,778	69,590		57,472	55,578	49,750

	2021	2020
Sequential change, percent	Q1	Q4		Q3	Q2	Q1
Networks	-27%	19%		5%	13%	-21%
Of which Products	-27%	21%		7%	17%	-21%
Of which Services	-26%	11%		-2%	5%	-22%
Digital Services	-46%	45%		2%	17%	-44%
Of which Products	-52%	61%		1%	21%	-48%
Of which Services	-37%	27%		3%	12%	-39%
Managed Services	-16%	6%		-1%	-2%	-19%
Emerging Business and Other	0%	10%		-1%	2%	-10%

Total	-28%	21%		3%	12%	-25%

	2021	2020
Year over year change, percent	Q1	Q4		Q3	Q2	Q1
Networks	3%	11%		6%	5%	5%
Of which Products	11%	20%		13%	8%	4%
Of which Services	-15%	-11%		-9%	-2%	7%
Digital Services	-6%	-4%		-12%	-5%	-6%
Of which Products	-6%	1%		-17%	0%	-4%
Of which Services	-6%	-10%		-4%	-9%	-9%
Managed Services	-15%	-17%		-14%	-12%	-2%
Emerging Business and Other	11%	0%		-3%	-4%	-11%

Total	0%	5%		1%	1%	2%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec		Jan-Sep	Jan-Jun	Jan-Mar
Networks	36,274	165,978		116,612	74,953	35,126
Of which Products	27,495	122,229		84,706	53,714	24,748
Of which Services	8,779	43,749		31,906	21,239	10,378
Digital Services	6,898	37,324		24,653	15,920	7,345
Of which Products	3,581	20,447		13,017	8,396	3,798
Of which Services	3,317	16,877		11,636	7,524	3,547
Managed Services	4,865	22,600		16,785	11,287	5,714
Emerging Business and Other	1,741	6,488		4,750	3,168	1,565

Total	49,778	232,390		162,800	105,328	49,750

	2021	2020
Year over year change,, percent	Jan-Mar	Jan-Dec		Jan-Sep	Jan-Jun	Jan-Mar
Networks	3%	7%		5%	5%	5%
Of which Products	11%	12	%9%6%4%
Of which Services	-15%	-5%		-2%	2%	7%
Digital Services	-6%	-6%		-8%	-5%	-6%
Of which Products	-6%	-5%		-8%	-2%	-4%
Of which Services	-6%	-8%		-7%	-9%	-9%
Managed Services	-15%	-12%		-9%	-7%	-2%
Emerging Business and Other	11%	-4%		-6%	-8%	-11%

Total	0%	2%		1%	2%	2%

25 Ericsson | First Quarter Report 2021	Alternative performance measures

Gross income by segment by quarter

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	16,714	21,430	19,375	16,022	15,586
Digital Services	3,002	5,183	3,787	3,738	2,929
Managed Services	942	1,031	1,093	955	933
Emerging Business and Other	637	613	507	202	340

Total	21,295	28,257	24,762	20,917	19,788

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,714	72,413	50,983	31,608	15,586
Digital Services	3,002	15,637	10,454	6,667	2,929
Managed Services	942	4,012	2,981	1,888	933
Emerging Business and Other	637	1,662	1,049	542	340

Total	21,295	93,724	65,467	40,705	19,788

EBIT (loss) by segment by quarter

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,240	10,604	9,165	5,255	5,827
Digital Services	-1,519	499	-591	-697	-1,417
Managed Services	313	401	491	263	408
Emerging Business and Other	-773	-496	-422	-970	-512

Total	5,261	11,008	8,643	3,851	4,306

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,240	30,851	20,247	11,082	5,827
Digital Services	-1,519	-2,206	-2,705	-2,114	-1,417
M managed Services	313	1,563	1,162	671	408
Emerging Business and Other	-773	-2,400	-1,904	-1,482	-512

Total	5,261	27,808	16,800	8,157	4,306

26 Ericsson | First Quarter Report 2021	Alternative performance measures

Net sales by market area by quarter

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6,676	9,748	7,801	6,582	5,917
North East Asia	6,491	12,823	8,814	7,790	3,907
North America	17,081	19,101	18,356	18,407	17,911
Europe and Latin America ¹)	12,647	17,125	13,318	13,061	12,241
Middle East and Africa	4,393	6,518	5,520	5,431	5,829
Other¹)2)	2,490	4,275	3,663	4,307	3,945

Total	49,778	69,590	57,472	55,578	49,750

1) Of which in Sweden	389	363	249	284	227
2) Of which in EU	6,801	8,874	7,090	7,278	6,259

	2021	2020
Sequential change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	-32%	25%	19%	11%	-36%
North East Asia	-49%	45%	13%	99%	-60%
North America	-11%	4%	0%	3%	3%
Europe and Latin America ¹)	-26%	29%	2%	7%	-30%
Middle East and Africa	-33%	18%	2%	-7%	-31%
Other¹	-42%	17%	-15%	9%	-5%
Total	-28%	21%	3%	12%	-25%
1) Of which in Sweden	7%	46%	-12%	25%	-3%
2) Of which in EU	-23%	25%	-3%	16%	-29%

	2021	2020
Year over year change, percent	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	13%	6%	5%	-5%	-4%
North East Asia	66%	32%	39%	20%	2%
North America	-5%	10%	-3%	4%	11%
Europe and Latin America ¹	3%	-2%	-7%	-7%	-7%
Middle East and Africa	-25%	-23%	-9%	-4%	8%
Other¹	-37%	3%	-8%	10%	-7%

Total	0%	5%	1%	1%	2%

1) Of which in Sweden	71%	54%	1815%	91%	18%
2) Of which in EU	9%	1%	-4%	5%	-4%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	6,676	30,048	20,300	12,499	5,917
North East Asia	6,491	33,334	20,511	11,697	3,907
North America	17,081	73,775	54,674	36,318	17,911
Europe and Latin America ¹	12,647	55,745	38,620	25,302	12,241
Middle East and Africa	4,393	23,298	16,780	11,260	5,829
Other¹	2,490	16,190	11,915	8,252	3,945

Total	49,778	232,390	162,800	105,328	49,750

1) Of which in Sweden	389	1,123	760	511	227
2) Of which in EU	6,801	29,501	20,627	13,537	6,259

	2021	2020
Yearto date,yearoveryearchange,percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South EastAsia,Oceania and India	13%	1%	-1%	-5%	-4%
North EastAsia	66%	26%	23%	13%	2%
North Am erica	-5%	5%	3%	7%	11%
Europe and Latin Am erica ¹	3%	-6%	-7%	-7%	-7%
M iddleEastand Africa	-25%	-9%	-2%	2%	8%
Other¹	-37%	-1%	-2%	1%	-7%

Total	0%	2%	1%	2%	2%

¹) Of which in Sweden	71%	91%	115%	50%	18%
²) Of which in EU	9%	0%	-1%	1%	-4%

27 Ericsson | First Quarter Report 2021	Alternative performance measures

Net sales by market area by segment

	Q1 2021
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	4,843	765	1,061	7	6,676
North East Asia	5,391	859	170	71	6,491
North America	14,954	1,478	636	13	17,081
Europe and Latin America	7,957	2,483	2,109	98	12,647
Middle East and Africa	2,348	1,152	889	4	4,393
Other	781	161	0	1,548	2,490

Total	36,274	6,898	4,865	1,741	49,778

Share of total	73%	14%	10%	3%	100%

	Q1 2021
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East and, Oceania and India	-33%	-45%	-5%	-13%	-32%
North East Asia	-49%	-56%	-42%	48%	-49%
North America	-4%	-46%	-19%	-41%	-11%
Europe and Latin America	-22%	-41%	-20%	-3%	-26%
Middle East and Africa	-35%	-40%	-10%	-33%	-33%
Other	-65%	-65%	—	0%	-42%

Total	-27%	-46%	-16%	0%	-28%

	Q1 2021
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	15%	-1%	15%	-59%	13%
North East Asia	94%	0%	-16%	8%	66%
North America	-2%	-4%	-43%	8%	-5%
Europe and Latin America	10%	4%	-18%	14%	3%
Middle East and Africa	-34%	-14%	-2%	-43%	-25%
Other	-63%	-64%	-100%	12%	-37%

Total	3%	-6%	-15%	11%	0%

Top 5 countries in sales

	Q1		Jan-Dec
Country, percentage of net sales	2021	2020	2020
United States	36%	38%	33%
Japan	8%	4%	5%
Australia	4%	3%	4%
India	3%	3%	3%
United Kingdom	3%	3%	3%

1)	Based on Q1 2021.

28 Ericsson | First Quarter Report 2021	Alternative performance measures

IPR licensing revenues by segment by quarter

Note 4 – Provisions

Provisions

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	671	2,105	1,773	2,282	2,019
Digital Services	147	463	389	501	443

Total	818	2,568	2,162	2,783	2,462

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	671	8,179	6,074	4,301	2,019
Digital Services	147	1,796	1,333	944	443

Total	818	9,975	7,407	5,245	2,462

Note 4 – Provisions

Provisions

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Opening balance	10,466	10,922	10,603	11,060	10,923
Additions	1,753	1,245	1,093	2,116	793
Utilization/Cash out	-979	-761	-475	-2,066	-673
Of which restructuring	-336	-332	-160	-137	-186
Reversal of excess amounts	-339	-673	-172	-192	-124
Reclassification, translation difference and other	144	-267	-127	-315	141

Closing balance	11,045	10,466	10,922	10,603	11,060

Of which restructuring	950	1,200	1,659	1,594	1,202

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,466	10,923	10,923	10,923	10,923
Additions	1,753	5,247	4,002	2,909	793
Utilization/Cash out	-979	-3,975	-3,214	-2,739	-673
of which restructuring	-336	-815	-483	-323	-186
Reversal of excess amounts	-339	-1,161	-488	-316	-124
Reclassification, translation difference and other	144	-568	-301	-174	141

Closing balance	11,045	10,466	10,922	10,603	11,060

Of which restructuring	950	1,200	1,659	1,594	1,202

29 Ericsson | First Quarter Report 2021	Alternative performance measures

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Mar31 2021				Dec 31 2020
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level2	Level 3	Carrying value	Level 4	Level2	Level 3
Assets at fair value through profit loss
Customer finance ¹)	3.0	—	—	3.0	3.1	—	—	3.1
Interest bearing securities	27.6	27.6	—	—	28.1	28.1	—	—
Cash equivalents 2)	18.2	—	18.2	—	23.6	—	23.6	—
Other financial assets	1.5	—	—	1.5	1.5	—	—	1.5
Other current assets	0.6	—	0.6	—	1.5	—	1.5	—
Assets at fair value through OCI	—	—	—	—	—	—	—	—
Trade receivables	42.1	—	—	42.1	42.1	—	—	42.1
Assets at mortized costs	—	—	—	—	—	—	—	—
Interest bearing securities	0.5	—	—	—	0.4	—	—	—
Cash equivalents 2)	2.4	—	—	—	3.6	—	—	—
Other financial assets	0.5	—	—	—	0.5	—	—	—

Total financial assets	96.4				104.4

Financial liabilities at resignated FVTPL
Parent company borrowings	-23.2	-14.4	-8.8	—	-27.2	-18.9	-8.3	—
	—	—	—	—	—	—	—	—
Financial liabilities at FVTPL	—	—	—	—	—	—	—	—
Other current liabilities	-0.5	—	-0.5	—	-0.2	—	-0.2	—
Liabilities at mortized cost	—	—	—	—	—	—	—	—
Trade payables	-29.1	—	—	—	-32.0	—	—	—
Borrowings	-2.5	—	—	—	-2.9	—	—	—

Financialliabilities	-55.3				-62.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 5.9 billion, disposals and repayments of SEK 6.0 billion and revaluation gain of SEK 0 billion.
2)	Total Cash and cash equivalent is SEK 40.5 (43.6) billion, of which SEK 20.6 (27.2) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Q1		Jan-Dec
	2021	2020	2020
SEK/EUR -closing rate	10.22	11.09	10.06
SEK/USD -closing rate	8.71	10.13	8.19

30 Ericsson | First Quarter Report 2021	Alternative performance measures

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2021	2020
Isolated quarters,SEKmillion	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	915	1,090	963	1,327	1,113
Capitalized development expenses	204	177	167	211	262
IPR, brands and other intangible assets	4	124	—	97	1
Total	1,123	1,391	1,130	1,635	1,376
Depreciation,amortization and im pairment losses
Property, plant and equipment	874	1,186	916	1,003	1,009
Capitalized development expenses	224	230	230	272	174
Goodwill, IPR, brands and other intangible assets	283	276	365	258	321
Right-of-use assets	554	601	594	623	616

Total	1,935	2,293	2,105	2,156	2,120

	2021		2020
Yearto date,SEKmillion	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	915	4,493	3,403	2,440	1,113
Capitalized development expenses	204	817	640	473	262
IPR, brands and other intangible assets	4	222	98	98	1

Total	1,123	5,532	4,141	3,011	1,376

Depreciation, amortization and impairment losses
Property, plant and equipment	874	4,114	2,928	2,012	1,009
Capitalized development expenses	224	906	676	446	174
Goodwill, IPR, brands and other intangible assets	283	1,220	944	579	321
Right-of-use assets	554	2,434	1,833	1,239	616

Total	1,935	8,674	6,381	4,276	2,120

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

	Mar31 2021	Dec31 2020
SEKmillion
Contingent liabilities	1,322	1,198
Assets pledged as collateral	6,801	6,808

31 Ericsson | First Quarter Report 2021	Alternative performance measures

Note 8 – Share information

Number of shares and earnings per share

	Q1		Jan-Dec
	2021	2020	2020
Num berofshares,end ofperiod (m illion)	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072
Num ber of treasury shares,end ofperiod (m illion)	6	15	6
Num ber of shares outstanding,basic,end of period ( million)	3,328	3,319	3,328
Num bersofsharesoutstanding,diluted,end ofperiod (million)	3,328	3,329	3,331
Average num beroftreasuryshares(m illion)	6	17	11
Average num berofsharesoutstanding,basic(million)	3,328	3,317	3,323
Average num berofsharesoutstanding,diluted (m illion)1)	3,328	3,328	3,326
Earningspershare,basic(SEK)²)	0.96	0.65	5.26
Earningspershare,diluted (SEK)1)	0.96	0.65	5.26

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

Note 9 – Employee information

Number of employees

	2021	2020
End ofperiod	M ar31	Dec31	Sep 30	Jun 30	M ar31
South EastAsia,Oceania and India	26,123	25,869	25,633	25,265	24,942
North EastAsia	14,033	13,944	13,955	13,965	13,786
North Am erica	10,161	10,175	9,537	9,785	9,718
Europe and Latin Am erica1)	46,482	46,580	46,495	46,521	46,402
M iddleEastand Africa	4,314	4,256	4,206	4,264	4,247

Total	101,113	100,824	99,826	99,800	99,095

1) Of which Sweden	13,379	13,173	13,046	12,884	12,746

32 Ericsson | First Quarter Report 2021

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2021 Operating income has been renamed as EBIT and Operating margin as EBIT margin. The definitions of EBIT and EBIT margin remain unchanged. The APMs have been updated with the new names.

As from 2021 EBITA excluding restructuring charges has been added. The main reason for the update is that Ericsson’s long-term target is expressed as EBITA excluding restructuring charges as a percentage of net sales.

The APM Sales growth adjusted for comparable units and currency has been added with the split by market area. Previously the information was provided by segment, but as from 2021 the information is also provided by market area.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2020.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic growth.

	2021		2020
Isolated quarters,yearoveryearchange	Q1	Q4	Q3	Q2	Q1
Reported netsales	49,778	69,590	57,472	55,578	49,750
Acquired business	-225	-206	-415	-422	-319
Net FX impact	5,341	5,472	4,304	-326	-1,654
Com parablenetsales,excluding FX im pact	54,894	74,856	61,361	54,830	47,777
Com parablequarternetsalesadj.foracq/divbusiness¹â¾	49,750	66,373	57,150	54,810	48,798
Salesgrow th adjusted forcom parableunitsand currency (% )	10%	13%	7%	0%	-2%

	2021		2020
Yearto date,yearoveryearchange	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported netsales	49,778	232,390	162,800	105,328	49,750
Acquired business	-225	-1,362	-1,156	-741	-319
Net FX impact	5,341	7,796	2,324	-1,980	-1,654
Com parablenetsales,excluding FX im pact	54,894	238,824	163,968	102,607	47,777
Com parablequarternetsalesadj.foracq/divbusiness¹â¾	49,750	227,132	160,758	103,608	48,798
Salesgrow th adjusted forcom parableunitsand currency (% )	10%	5%	2%	-1%	-2%

1)	Adjusted for acquisition of Cradlepoint in November 2020.

33 Ericsson | First Quarter Report 2021	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales. Operating income has been renamed to EBIT and Operating margin to EBIT margin. The definition on EBIT and EBIT margin remain unchanged.

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Gross income	21,295	28,257	24,762	20,917	19,788
Net sales	49,778	69,590	57,472	55,578	49,750
Gross margin (%)	42.8%	40.6%	43.1%	37.6%	39.8%

Gross income	21,295	28,257	24,762	20,917	19,788
Restructuring charges included in cost of sales	62	5	73	312	335
Gross income excluding restructuring charges	21,357	28,262	24,835	21,229	20,123
Net sales	49,778	69,590	57,472	55,578	49,750
Gross margin excluding restructuring charges (%)	42.9%	40.6%	43.2%	38.2%	40.4%

Operating expenses	-15,976	-17,571	-16,121	-17,045	-15,543
Restructuring charges included in R&D expenses	—	-21	244	227	-39
Restructuring charges included in selling and administrative expenses	15	8	13	144	5
Operating expenses excluding restructuring charges	-15,961	-17,584	-15,864	-16,674	-15,577

EBIT	5,261	11,008	8,643	3,851	4,306
Net sales	49,778	69,590	57,472	55,578	49,750
EBIT margin (%)	10.6%	15.8%	15.0%	6.9%	8.7%

EBIT	5,261	11,008	8,643	3,851	4,306
Total restructuring charges	77	-8	330	683	301
EBIT excluding restructuring charges	5,338	11,000	8,973	4,534	4,607
Net sales	49,778	69,590	57,472	55,578	49,750
EBIT margin excluding restructuring charges (%)	10.7%	15.8%	15.6%	8.2%	9.3%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	21,295	93,724	65,467	40,705	19,788
Net sales	49,778	232,390	162,800	105,328	49,750
Gross margin (%)	42.8%	40.3%	40.2%	38.6%	39.8%
Gross income	21,295	93,724	65,467	40,705	19,788
Restructuring charges included in cost of sales	62	725	720	647	335
Gross income excluding restructuring charges	21,357	94,449	66,187	41,352	20,123
Net sales	49,778	232,390	162,800	105,328	49,750
Gross margin excluding restructuring charges (%)	42.9%	40.6%	40.7%	39.3%	40.4%
Operating expenses	-15,976	-66,280	-48,709	-32,588	-15,543
Restructuring charges included in R&D expenses	—	411	432	188	-39
Restructuring charges included in selling and administrative expenses	15	170	162	149	5
Operating expenses excluding restructuring charges	-15,961	-65,699	-48,115	-32,251	-15,577
EBIT	5,261	27,808	16,800	8,157	4,306
Net sales	49,778	232,390	162,800	105,328	49,750
EBIT margin (% )	10.6%	12.0%	10.3%	7.7%	8.7%
EBIT	5,261	27,808	16,800	8,157	4,306
Total restructuring charges	77	1,306	1,314	984	301
EBIT excluding restructuring charges	5,338	29,114	18,114	9,141	4,607
Net sales	49,778	232,390	162,800	105,328	49,750
EBIT margin excluding restructuring charges (%)	10.7%	12.5%	11.1%	8.7%	9.3%

34 Ericsson | First Quarter Report 2021	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

EBITA and EBITA margin excluding restructuring charges has been added to the APM.

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income	3,168	7,192	5,566	2,585	2,280
Taxes	1,560	3,721	3,186	1,558	1,124
Financial income and expenses, net	533	95	-109	-292	902
A mortizations and write-downs of acquired intangibles	283	276	365	258	321
EBITA	5,544	11,284	9,008	4,109	4,627
Net sales	49,778	69,590	57,472	55,578	49,750
EBITA margin (% )	11.1%	16.2%	15.7%	7.4%	9.3%
Restructuring charges	77	-8	330	683	301
EBITA excluding restructuring charges	5,621	11,276	-28,778	4,792	4,928
EBITA margin excluding restructuring charges (% )	11.3%	16.2%	-50.1%	8.6%	9.9%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	3,168	17,623	10,431	4,865	2,280
Taxes	1,560	9,589	5,868	2,682	1,124
Financial income and expenses, net	533	596	501	610	902
A mortizations and write-downs of acquired intangibles	283	1,220	944	579	321
EBITA	5,544	29,028	17,744	8,736	4,627
Net sales	49,778	232,390	162,800	105,328	49,750
EBITA margin (% )	11.1%	12.5%	10.9%	8.3%	9.3%
Restructuring charges	77	1,306	1,314	984	301
EBITA excluding restructuring charges	5,621	30,334	19,058	9,720	4,928
EBITA margin excluding restructuring charges (% )	11.3%	13.1%	11.7%	9.2%	9.9%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, operating margin and restructuring charges as a sum of last four quarters.

	2021	2020
Rolling fourquarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	232,418	232,390	229,173	228,828	228,060
EBIT	28,763	27,808	22,925	10,086	9,974
Restructuring charges	1,082	1,306	1,641	1,458	893
EBIT excl. restr. charges	29,845	29,114	24,566	11,544	10,867
EBIT margin excl. restr.charges (% )	12.8%	12.5%	10.7%	5.0%	4.8%

35 Ericsson | First Quarter Report 2021	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2021	2020
SEK million	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	40,543	43,612	48,774	45,655	48,347
+ Interest-bearing securities, current	4,599	6,820	5,552	5,739	7,834
+ Interest-bearing securities, non- current	23,477	21,613	23,898	24,025	23,335
Gross cash, end of period	68,619	72,045	78,224	75,419	79,516
-Borrowings, current	2,353	7,942	14,587	15,290	17,759
-Borrowings, non-current	23,299	22,218	22,132	22,581	23,381
Net cash, end of period	42,967	41,885	41,505	37,548	38,376

Capital employed

Total assets less non- interest- bearing provisions and liabilities.

	2021	2020
SEK million	Q1	Q4	Q3	Q2	Q1
Total assets	270,319	271,530	277,187	276,778	292,307
Non- interest- bearing provision sand liabilities
Provisions, non-current	2,337	2,886	2,378	2,240	2,703
Deferred tax liabilities	1,049	1,089	1,102	1,164	1,060
Other non-current liabilities	1,326	1,383	1,759	1,813	2,178
Provisions, current	8,708	7,580	8,544	8,363	8,357
Contract liabilities	32,054	26,440	29,393	31,532	34,265
Trade payables	29,135	31,988	30,704	32,182	29,840
Other current liabilities	40,522	38,174	37,905	34,834	40,521
Capitalem ployed	155,188	161,990	165,402	164,650	173,383

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021		2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net sales	49,778	69,590	57,472	55,578	49,750
Annualized net sales	199,112	278,360	229,888	222,312	199,000
Average capitalem ployed
Capital employed at beginning of period	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	155,188	161,990	165,402	164,650	173,383
Average capital employed	158,589	163,696	165,026	169,017	169,328
Capital turnover (times)	1.3	1.7	1.4	1.3	1.2

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netsales	49,778	232,390	162,800	105,328	49,750
Annualized netsales	199,112	232,390	217,067	210,656	199,000
Average capitalem ployed
Capital employed at beginning of period	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	155,188	161,990	165,402	164,650	173,383
Average capital employed	158,589	163,632	165,338	164,962	169,328
Capital turnover (times)	1.3	1.4	1.3	1.3	1.2

36 Ericsson | First Quarter Report 2021	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
EBIT	5,261	11,008	8,643	3,851	4,306
Annualized EBIT	21,044	44,032	34,572	15,404	17,224
Average capital employed
Capital employed at beginning of period	161,990	165,402	164,650	173,383	165,273
Capital employed at end of period	155,188	161,990	165,402	164,650	173,383
Average capital employed	158,589	163,696	165,026	169,017	169,328
Return on capitalem ployed (% )	13.3%	26.9%	20.9%	9.1%	10.2%

	2021	2020
Year to date, SEK million	Jan-M ar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-M ar
EBIT	5,261	27,808	16,800	8,157	4,306
Annualized EBIT	21,044	27,808	22,400	16,314	17,224
Average capitalem ployed
Capital employed at beginning of period	161,990	165,273	165,273	165,273	165,273
Capital employed at end of period	155,188	161,990	165,402	164,650	173,383
Average capital employed	158,589	163,632	165,338	164,962	169,328
Return on capitalem ployed (% )	13.3%	17.0%	13.5%	9.9%	10.2%

Equity ratio

Equity expressed as a percentage of total assets.

	2021	2020
SEK million	Q1	Q4	Q3	Q2	Q1
Total equity	88,124	85,177	82,485	78,472	79,113
Total assets	270,319	271,530	277,187	276,778	292,307
Equity ratio (% )	32.6%	31.4%	29.8%	28.4%	27.1%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Net income attributableto owners of the Parent Company	3,187	7,522	5,353	2,452	2,156
Annualized	12,748	30,088	21,412	9,808	8,624
Average stockholders’equity
Stockholders’ equity, beginning of period	86,674	82,830	79,005	79,841	82,559
Stockholders’ equity, end of period	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	88,228	84,752	80,918	79,423	81,200
Return on equity (% )	14.4%	35.5%	26.5%	12.3%	10.6%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	3,187	17,483	9,961	4,608	2,156
Annualized	12,748	17,483	13,281	9,216	8,624
Average stockholders’equity
Stockholders’ equity, beginning of period	86,674	82,559	82,559	82,559	82,559
Stockholders’ equity, end of period	89,782	86,674	82,830	79,005	79,841
Average stockholders’ equity	88,228	84,617	82,695	80,782	81,200
Return on equity(% )	14.4%	20.7%	16.1%	11.4%	10.6%

37 Ericsson | First Quarter Report 2021	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2021	2020
Isolated quarters, SEK	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	0.96	2.26	1.61	0.74	0.65
Restructuring charges	0.02	0.01	0.08	0.14	0.07
A mortizations and write-downs of acquired intangibles	0.06	0.06	0.08	0.06	0.07
Adjusted earningspershare	1.04	2.33	1.77	0.94	0.79

	2021	2020
Year to date, SEK	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earningspershare,diluted	0.96	5.26	3.00	1.39	0.65
Restructuring charges	0.02	0.30	0.29	0.21	0.07
Am ortizationsand w rite-downs of acquired intangibles	0.06	0.27	0.21	0.13	0.07
Adjusted earningspershare	1.04	5.83	3.50	1.73	0.79

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	3,205	13,903	5,279	5,449	4,302
Net capitalexpendituresand otherinvestm ents(exclM &A)
Investments in property, plant and equipment	-915	-1,090	-963	-1,327	-1,113
Sales of property, plant and equipment	24	104	55	69	26
Product development	-204	-177	-167	-211	-262
Other investing activities	-5	668	301	-126	-42
Repayment of lease liabilities	-548	-636	-567	-618	-596
Free cash flow beforeM &A	1,557	12,772	3,938	3,236	2,315
Acquisitions/ divestments of subs and other operations, net	5	-9,256	-89	-45	-208
Free cash flow afterM &A	1,562	3,516	3,849	3,191	2,107

	2021	2020
Year date,SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	3,205	28,933	15,030	9,751	4,302
Netcapitalexpendituresand otherinvestm ents(exclM &A)
Investments in property, plant and equipment	-915	-4,493	-3,403	-2,440	-1,113
Sales of property, plant and equipment	24	254	150	95	26
Product development	-204	-817	-640	-473	-262
Other investing activities	-5	801	133	-168	-42
Repayment of lease liabilities	-548	-2,417	-1,781	-1,214	-596
Free cash flow beforeM &A	1,557	22,261	9,489	5,551	2,315
Acquisitions/ divestments of subs and other operations, net	5	-9,598	-342	-253	-208
Free cash flow afterM &A	1,562	12,663	9,147	5,298	2,107

38 Ericsson | First Quarter Report 2021	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2021	2020
Isolated quarter, year overy earchange, percent	Q1	Q4	Q3	Q2	Q1
Networks	15%	20%	13%	4%	0%
DigitalServices	3%	3%	-5%	-5%	-9%
Managed Services	-8%	-12%	-9%	-12%	-5%
Emerging Business and Other¹)	9%	-4%	2%	-6%	-8%
Total¹)	10%	13%	7%	0%	-2%

	2021	2020
Year to date, year overy earchange, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15%	10%	6%	2%	0%
Digital Services	3%	-3%	-6%	-7%	-9%
Managed Services	-8%	-10%	-9%	-9%	-5%
Emerging Business and Other¹â¾	9%	-4%	-4%	-7%	-8%
Total¹)	10%	5%	2%	-1%	-2%

1)	Adjusted for Cradlepoint acquisition in November 2020.

Sales growth by market area adjusted for comparable units and currency

	2021	2020
Isolated quarter, year overy earchange, percent	Q1	Q4	Q3	Q2	Q1
South East Asia,Oceania and India	21%	13%	11%	-3%	-6%
North East Asia	78%	38%	49%	19%	-1%
North America	10%	21%	6%	1%	5%
Europe and Latin America	12%	4%	-1%	-6%	-8%
Middle East and Africa	-16%	-17%	-3%	-5%	4%
Total	10%	13%	7%	0%	-2%

	2021	2020
Year to date, year overy earchange, percent	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South EastAsia,Oceania and India	21%	5%	1%	-4%	-6%
North EastAsia	78%	30%	26%	12%	-1%
North Am erica	10%	8%	4%	3%	5%
Europe and Latin America	12%	-2%	-5%	-7%	-8%
MiddleEastand Africa	-16%	-6%	-1%	-1%	4%
Total	10%	5%	2%	-1%	-2%

39 Ericsson | First Quarter Report 2021	Alternative performance measures

Gross margin by segment by quarter

	2021	2020
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	46.1%	43.4%	46.5%	40.2%	44.4%
DigitalServices	43.5%	40.9%	43.4%	43.6%	39.9%
Managed Services	19.4%	17.7%	19.9%	17.1%	16.3%
Emerging Business and Other	36.6%	35.3%	32.0%	12.6%	21.7%
Total	42.8%	40.6%	43.1%	37.6%	39.8%

	2021	2020
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46.1%	43.6%	43.7%	42.2%	44.4%
Digital Services	43.5%	41.9%	42.4%	41.9%	39.9%
Managed Services	19.4%	17.8%	17.8%	16.7%	16.3%
Emerging Business and Other	36.6%	25.6%	22.1%	17.1%	21.7%
Total	42.8%	40.3%	40.2%	38.6%	39.8%

EBIT margin by segment by quarter

	2021	2020
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	21.5%	22.0%	13.2%	16.6%
Digital Services	-22.0%	3.9%	-6.8%	-8.1%	-19.3%
Managed Services	6.4%	6.9%	8.9%	4.7%	7.1%
Emerging Business and Other	-44.4%	-28.5%	-26.7%	-60.5%	-32.7%
Total	10.6%	15.8%	15.0%	6.9%	8.7%

	2021	2020
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.0%	18.6%	17.4%	14.8%	16.6%
Digital Services	-22.0%	-5.9%	-11.0%	-13.3%	-19.3%
Managed Services	6.4%	6.9%	6.9%	5.9%	7.1%
Emerging Business and Other	-44.4%	-37.0%	-40.1%	-46.8%	-32.7%
Total	10.6%	12.0%	10.3%	7.7%	8.7%

40 Ericsson | First Quarter Report 2021	Alternative performance measures

Restructuring charges by function

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Cost of sales	-62	-5	-73	-312	-335
Research and developm entexpenses	0	21	-244	-227	39
Selling and administrative expenses	-15	-8	-13	-144	-5
Total	-77	8	-330	-683	-301

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-62	-725	-720	-647	-335
Research and developm entexpenses	0	-411	-432	-188	39
Selling and administrative expenses	-15	-170	-162	-149	-5
Total	-77	-1,306	-1,314	-984	-301

Restructuring charges by segment

	2021		2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	24	-19	-272	-380	-75
of which cost of sales	24	-20	-79	-110	-72
of which operating expenses	0	1	-193	-270	-3
Digital Services	-8	14	-87	34	20
of which cost of sales	-3	-10	-8	3	-16
of which operating expenses	-5	24	-79	31	36
Managed Services	-79	0	-11	-2	-245
of which cost of sales	-79	0	-11	-2	-245
of which operating expenses	0	0	0	0	0
Emerging Business and Other	-14	13	40	-335	-1
of which cost of sales	-4	25	25	-203	-2
of which operating expenses	-10	-12	15	-132	1
Total	-77	8	-330	-683	-301

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	24	-746	-727	-455	-75
of which cost of sales	24	-281	-261	-182	-72
of which operating expenses	0	-465	-466	-273	-3
Digital Services	-8	-19	-33	54	20
of which cost of sales	-3	-31	-21	-13	-16
of which operating expenses	-5	12	-12	67	36
Managed Services	-79	-258	-258	-247	-245
of which cost of sales	-79	-258	-258	-247	-245
of which operating expenses	0	0000
Emerging Busines sand Other	-14	-283	-296	-336	-1
of which cost of sales	-4	-155	-180	-205	-2
of which operating expenses	-10	-128	-116	-131	1
Total	-77	-1,306	-1,314	-984	-301

41 Ericsson | First Quarter Report 2021	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	16,690	21,450	19,454	16,132	15,658
Digital Services	3,005	5,193	3,795	3,735	2,945
Managed Services	1,021	1,031	1,104	957	1,178
Emerging Business and Other	641	588	482	405	342
Total	21,357	28,262	24,835	21,229	20,123

	2021	2020
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	46.0%	43.5%	46.7%	40.5%	44.6%
Digital Services	43.6%	41.0%	43.5%	43.6%	40.1%
Managed Services	21.0%	17.7%	20.1%	17.2%	20.6%
Emerging Business and Other	36.8%	33.8%	30.5%	25.3%	21.9%
Total	42.9%	40.6%	43.2%	38.2%	40.4%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,690	72,694	51,244	31,790	15,658
Digital Services	3,005	15,668	10,475	6,680	2,945
Managed Services	1,021	4,270	3,239	2,135	1,178
Emerging Business and Other	641	1,817	1,229	747	342
Total	21,357	94,449	66,187	41,352	20,123

	2021	2020
Year to date,aspercentage ofnetsales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46.0%	43.8%	43.9%	42.4%	44.6%
DigitalServices	43.6%	42.0%	42.5%	42.0%	40.1%
Managed Services	21.0%	18.9%	19.3%	18.9%	20.6%
Emerging Business and Other	36.8%	28.0%	25.9%	23.6%	21.9%
Total	42.9%	40.6%	40.7%	39.3%	40.4%

42 Ericsson | First Quarter Report 2021	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,217	10,623	9,437	5,635	5,902
Digital Services	-1,510	485	-504	-731	-1,437
Managed Services	392	401	502	265	653
Emerging Business and Other	-761	-509	-462	-635	-511
Total	5,338	11,000	8,973	4,534	4,607

	2021	2020
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	19.9%	21.5%	22.7%	14.1%	16.8%
Digital Services	-21.9%	3.8%	-5.8%	-8.5%	-19.6%
Managed Services	8.1%	6.9%	9.1%	4.8%	11.4%
Emerging Business and Other	-43.7%	-29.3%	-29.2%	-39.6%	-32.7%
Total	10.7%	15.8%	15.6%	8.2%	9.3%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7,217	31,597	20,974	11,537	5,902
Digital Services	-1,510	-2,187	-2,672	-2,168	-1,437
Managed Services	392	1,821	1,420	918	653
Em erging Businessand Other	-761	-2,117	-1,608	-1,146	-511
Total	5,338	29,114	18,114	9,141	4,607

	2021	2020
Year to date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.9%	19.0%	18.0%	15.4%	16.8%
Digital Services	-21.9%	-5.9%	-10.8%	-13.6%	-19.6%
Managed Services	8.1%	8.1%	8.5%	8.1%	11.4%
Emerging Business and Other	-43.7%	-32.6%	-33.9%	-36.2%	-32.7%
Total	10.7%	12.5%	11.1%	8.7%	9.3%

Rolling four quarters of net sales by segment

	2021	2020
Rolling fourquarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	167,126	165,978	161,060	158,662	156,654
Digital Services	36,877	37,324	37,821	38,969	39,385
Managed Services	21,751	22,600	23,812	24,673	25,423
Emerging Business and Other	6,664	6,488	6,480	6,524	6,598
Total	232,418	232,390	229,173	228,828	228,060

Rolling four quarters of EBIT margin excluding restructuring charges by  segment (%)

	2021	2020
Rolling fourquarters, SEK million	Q1	Q4	Q3	Q2	Q1
Netw orks	19.7%	19.0%	17.0%	15.9%	16.1%
DigitalServices	-6.1%	-5.9%	-7.0%	-6.8%	-8.2%
Managed Services	7.2%	8.1%	7.4%	7.4%	6.9%
Emerging Businessand Other	-35.5%	-32.6%	-30.5%	-196.5%	-195.5%
Total	12.8%	12.5%	10.7%	5.0%	4.8%

43 Ericsson | First Quarter Report 2021	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2021	2020
Isolated quarters, SEK million	Q1	Q4	Q3	Q2	Q1
Networks	7,274	10,636	9,347	5,321	5,957
DigitalServices	-1,400	625	-461	-563	-1,283
Managed Services	314	403	492	264	409
Emerging Business and Other	-644	-380	-370	-913	-456
Total	5,544	11,284	9,008	4,109	4,627

	2021	2020
Isolated quarters, as percentage of net sales	Q1	Q4	Q3	Q2	Q1
Networks	20.1%	21.5%	22.4%	13.4%	17.0%
Digital Services	-20.3%	4.9%	-5.3%	-6.6%	-17.5%
Managed Services	6.5%	6.9%	8.9%	4.7%	7.2%
Emerging Business and Other	-37.0%	-21.9%	-23.4%	-57.0%	-29.1%
Total	11.1%	16.2%	15.7%	7.4%	9.3%

	2021	2020
Year to date, SEK million	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Netw orks	7,274	31,261	20,625	11,278	5,957
Digital Services	-1,400	-1,682	-2,307	-1,846	-1,283
Managed Services	314	1,568	1,165	673	409
Emerging Business and Other	-644	-2,119	-1,739	-1,369	-456
Total	5,544	29,028	17,744	8,736	4,627

	2021	2020
Yearto date, as percentage of net sales	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	20.1%	18.8%	17.7%	15.0%	17.0%
Digital Services	-20.3%	-4.5%	-9.4%	-11.6%	-17.5%
Managed Services	6.5%	6.9%	6.9%	6.0%	7.2%
Emerging Businessand Other	-37.0%	-32.7%	-36.6%	-43.2%	-29.1%
Total	11.1%	12.5%	10.9%	8.3%	9.3%

Other ratios

	Q1		Jan-Dec
	2021	2020	2020
Days sale soutstanding	95	94	69
Inventory turn over days	93	97	78
Payable days	98	92	82

44 Ericsson | First Quarter Report 2021	Alternative performance measures